draft
Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

December 30, 2024

Re:	MoneyLion Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-39346

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:   David Irving
Mark Brunhofer
David Gessert
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are writing to provide an update with respect to the prior letter sent on behalf of the Company on November 26, 2024 (the “Response Letter”), responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended December 31, 2023 and contained in the Staff’s letter dated September 12, 2024.

In the Response Letter, the Company had advised the Staff in its responses to comments 1 through 5 that the Company planned for strategic reasons to fully wind down its MoneyLion Crypto product offering, the online cryptocurrency account provided by Zero Hash LLC and its affiliate, Zero Hash Liquidity Services LLC, by the end of 2024 and that it made relevant disclosure of that plan in its third quarter Form 10-Q filing filed on November 7, 2024.

Since submitting the Response Letter, the Company agreed to be acquired by Gen Digital Inc., as disclosed in the Company’s report on Form 8-K filed on December 11, 2024. In anticipation of the proposed merger, the Company has decided to pause the previously messaged wind-down of MoneyLion Crypto until such time as the future operations of MoneyLion, including MoneyLion Crypto and all of its other product offerings, are determined, either as a continuing standalone entity or following successful conclusion of the transaction with Gen Digital. The Company will separately provide revised responses to comments 1 through 5 raised in the Staff’s original letter.

Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc: Richard Correia
Adam VanWagner